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Exhibit 99.1

July 28, 2008

Dear Fellow Shareholder of Biovail Corporation,

The way has now been cleared for Biovail to complete the Annual Meeting of Shareholders that began on June 25, 2008. Today, Eugene Melnyk, the dissident shareholder who had proposed his own slate of directors for the Company, announced that he will not contest the election of directors when that meeting is reconvened at 10:00 a.m. ET, on Friday, August 8, 2008 at the InterContinental Hotel, 225 Front Street West, Toronto, Ontario. A formal Notice of Meeting was sent to you earlier.

Although the outcome of the election of directors appears to be certain, every vote is important, particularly in light of the Company's high quorum requirement. The meeting is likely to confirm the election of the Biovail nominees to the Board, based on votes received for the June 25th meeting, but we still encourage all shareholders who have not yet submitted their BLUE proxy to vote as soon as possible.

Important Information about Voting

Biovail has sought and received clarification from the Ontario Superior Court of Justice which has confirmed:

  •
  The record date for voting at the Annual Meeting remains April 28, 2008.  If you were a Biovail shareholder of record at that time, you are entitled to vote.

  •
  All proxies submitted to date remain valid.  If you have already voted and submitted your proxy, you do not have to resubmit your proxy or otherwise take any action.

  •
  You may still vote,  if you were a shareholder of record on April 28, 2008 and you did not vote for the original June 25, 2008 meeting. In order for your vote to be counted at the reconvened meeting, either the original or the enclosed duplicate BLUE proxy must be completed and submitted before 10:00 a.m. ET, on Wednesday, August 6, 2008.

  •
  You may change your vote.  For example, if you previously voted using the yellow proxy for the Melnyk nominees you may use the BLUE proxy to vote for the Biovail nominees before the 10:00 a.m. ET August 6 deadline. The last proxy you submit will be counted at the reconvened meeting.

The Board of Directors of Biovail continues to
unanimously recommend voting FOR the Biovail nominees
using the BLUE form of proxy.

Why the Meeting Must Be Reconvened

While we have no interest in revisiting past conflicts, we believe you deserve to understand the reasons for the adjournment of your Annual Meeting. The June 25th meeting had to be adjourned when Eugene Melnyk revoked his proxies minutes before the meeting was to begin — but after learning that his slate of nominees to the Board had been unequivocally defeated in the proxy contest. Mr. Melnyk is the former Chairman and Chief Executive Officer of Biovail and owns a significant number of Biovail shares himself. By revoking his proxies when he did, he ensured that there would not be a sufficient number of shares represented at the meeting to provide the necessary 51% quorum under the Company's by-laws. With Mr. Melnyk's shares, more than 60% of the Company's shares had been voted before the meeting, which is consistent with shareholder participation in previous years. Without his shares, the meeting could not achieve the quorum requirement.

The Biovail Board believed the overwhelming majority of shareholders who submitted proxies had made a clear decision after a long and contentious proxy contest. The Board also believed that Mr. Melnyk's revocation would frustrate that decision. Accordingly, the Board passed a resolution reducing the quorum requirement from 51% to 25% so that the meeting could begin.

At the meeting, Biovail advised that it would make an application to the Ontario Superior Court of Justice for clarification on the Annual Meeting process on behalf of all shareholders. Biovail applied to the Court immediately after the meeting. The Court has recently ruled that the meeting was adjourned and has directed that it be reconvened as soon as reasonably possible. The Court has also confirmed the time and date of the meeting, as well as the eligibility for voting as outlined above. We are pleased that we now have a clear path forward in order to bring this process to an expeditious conclusion.

Why Vote? Your Board and Management Are Implementing a Strategy Designed to Enhance Shareholder Value

The Board and new senior management have already made some of the hard decisions and are taking the steps needed to operate the Company more efficiently. We are actively implementing the Company's New Strategic Focus, which builds on Biovail's existing strengths and focuses our resources on the fast-growing opportunities in specialty central nervous system (CNS) markets. For example, we have begun identifying key in-licensing and acquisition targets in the specialty CNS space, and building upon our core capabilities by expanding our management team with key appointments.

We continue to return capital to shareholders through our ongoing dividend payments and our recently initiated share buyback program. At every level, there is a spirit of strategic transformation at Biovail.

Your Board remains fully committed to the continued execution of our plan to drive sustainable growth and increase shareholder value. With the Annual Meeting completed and the membership of the Board confirmed, we look forward to focusing on building long-term value and returning capital to all Biovail shareholders. We ask for your support for our efforts on your behalf.

Yours sincerely,

Dr. Douglas J.P. Squires Chairman of the Board	William M. Wells Chief Executive Officer

BIOVAIL BLUE VOTING INSTRUCTIONS

         ALL SHAREHOLDERS OF RECORD ON APRIL 28, 2008
ARE ENTITLED TO VOTE — PLEASE ACT NOW

Shareholders who have NOT YET VOTED, or who VOTED USING THE YELLOW PROXY, should execute and submit the enclosed BLUE proxy TODAY.

        Shareholders who have ALREADY VOTED THEIR BLUE proxy for the election of the slate of director nominees set out in the Biovail Management Proxy Circular
NEED NOT TAKE ANY ACTION.

        Your vote is important, regardless of how many shares you own. Voting is a quick and simple process.

To be sure your vote is counted, please complete and submit the BLUE proxy so that it is received no later than 10 a.m., Eastern Time, on August 6, 2008. Shareholders who have already voted using the BLUE proxy, your vote will be carried forward. Due to the limited time available, those holders who have yet to vote using the BLUE proxy should do so by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in obtaining or voting their BLUE proxy are encouraged to call Biovail's Proxy Solicitation Agent, Georgeson at:

        North American Toll-Free: 1-866-676-3028
Bank and Broker and collect calls accepted: 1-212-440-9800

         TIME IS OF THE ESSENCE — PLEASE VOTE YOUR BLUE PROXY TODAY

Certain statements contained in this letter constitute forward-looking statements relating to, among other things, the Company's objectives, strategies, intentions, plans, beliefs, estimates and expectations, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Many factors could cause actual results to differ from these expectations, including those described under the heading "Risk Factors" contained in our most recent Annual Report on Form 20-F. Biovail undertakes no obligation to update or revise any forward-looking statement.

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  Exhibit 99.1
BIOVAIL BLUE VOTING INSTRUCTIONS